TASER INTERNATIONAL, Inc.
17800 N. 85th St. • Scottsdale, Arizona 85255-6311 • www.TASER.com
U.S. Phone: 1.800.978.2737 or 1.480.905.2000 • International Phone: +1.480.905.2000
U.S. Fax: 1.480.991.0791 • International Fax: +1.480.991.0791
December 21, 2009
Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	TASER International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A Filed April 15, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
File No. 001-16391
Dear Mr. Cash:
On behalf of TASER International, Inc. (“TASER” or the “Company”) we are submitting this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) by letter dated December 2, 2009 (the “Comment Letter”) with respect to the filings referenced above. We have reviewed the questions in your Comment Letter and have provided the attached responses. For your convenience, we have repeated the text of your questions and followed each with our response.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Liquidity and Capital Resources, page 25
Capital Resources, page 26
1.	Please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within your revolving line of credit. Please revise future filings to also present, for your most restrictive financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet and continue to meet your financial covenants.

The Company established its $10 million credit facility in 2004, primarily intended and designed as a back-up cash reserve; however the Company has never drawn on the facility. As disclosed in our Form 10-K, the two financial covenants in the line of credit cover minimum tangible net worth and fixed charge coverage ratios. The tangible net worth ratio can be no greater than 1:1 and the fixed charge coverage ratio can be no less than 1.25:1 based on a trailing twelve month period. The Company has never failed to satisfy these ratios and as of September 30, 2009 the Company’s tangible net worth ratio was 0.23:1 and its fixed charge ratio was 3.6:1. TASER respectfully acknowledges the Staff’s comment and will include additional disclosures concerning these covenants in our future filings.
Item 8. Financial Statements and Supplementary Data, page 30
Note 7 — Commitments and Contingencies, page 42
Other Litigation, page 44
2.	In future filings, please disclose the relief sought by Stinger Systems, Inc. in its counterclaim. Please refer to Item 103 of Regulation S-K.
As disclosed in our Form 10-K, Stinger Systems, Inc. filed a counterclaim alleging false advertising and seeking punitive damages. More specifically, Stinger’s counterclaim seeks judgment(i) invalidating U.S. Patent 7,145,762; (ii) holding patent 7,145,762 not infringed; (iii) granting permanent injunction to prohibit false advertising and labeling; (iv) granting unspecified punitive damages for false advertising and/or unfair competition and injuries proximately caused; and (v) for its reasonable attorney fees. TASER respectfully acknowledges the Staff’s comment and will include additional disclosures concerning the relief sought in the counterclaim by Stinger Systems, Inc. in our future filings.
Item 9A. Controls and Procedures, page 53
3.	We note your statement that your disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to management. In future filings, please set forth, if true, the conclusions of the principal executive and principal financial officer that your disclosure controls and procedures are, in fact, effective at the “reasonable assurance” level.
As disclosed in the aforementioned section, our principal executive and financial officers concluded that, as of December 31, 2008, our disclosure controls and procedures were effective. The inclusion of a statement that management’s assessment of the effectiveness is expressed at the level of reasonable assurance was not intended to infer any lesser standard of evaluation of the effectiveness of our disclosure controls and procedures. Rather, it was included to highlight the fact that any system of internal controls cannot provide a standard of absolute assurance. TASER respectfully acknowledges the Staff’s comment and in our future filings we will omit the last sentence of the first paragraph and the entire second paragraph of our evaluation of disclosure controls and procedures which state that Management’s assessment of the effectiveness of control over financial reporting is expressed at the level of reasonable assurance.
Definitive Proxy Statement on Schedule 14A filed April 15, 2009
Long-Term Incentive Compensation, page 16
4.	We note the disclosure of general performance criteria for each named executive officer. However, in future filings, please disclose the specific criteria used in awarding compensation. To the extent you believe that disclosures of the information would result in competitive harm, such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide, on a supplemental basis, a detailed explanation for such conclusion.
The Company acknowledges the Staff’s comment and, as explained below in more detail, will provide additional information about the performance criteria on a historical basis for awards that have been paid / or vested as a result of achievement of the relevant performance criteria.
The Company intends to disclose the specific performance criteria on a historical basis for completed fiscal years and/or where the performance criteria has been met and the award vests or expires, as the case may be. We disclosed in the 2009 proxy statement the general performance criteria for performance-based option awards made in 2008. Some of these awards are tied to annual performance criteria and some are tied to goals that may be achieved in one or more periods during the three-year period 2009-2011. Because of the three-year performance period, we do not believe it is material to investors to disclose the specific performance criteria associated with the awards that will vest in the future. Conversely, the Company acknowledges this information will be material (and will be disclosed) on a historical basis for purposes of discussing awards paid / or vested during a given fiscal year. Thus, for example, if a specific performance criterion relates to specified annual sales level of new products introduced after September 30, 2008 (for example, the sales level in fiscal 2009), the Company intends to disclose in its 2010 compensation discussion and analysis the specific sales level performance criterion together with the actual sales level achieved relating to that metric.
We believe the Staff and leading commentators have acknowledged that there is a distinction (with respect to materiality) between performance criteria or targets relating to future periods and those relating to historical periods. Our approach to the disclosure of general performance criteria for future periods and specific performance criteria for historical periods (as described above and reflected in our 2009 proxy statement) is guided by this principle. In addition, the Company believes that investors have been provided with all relevant material information with respect to our performance-based option awards that were made in 2008. The Company has clearly disclosed for each named executive officer the total number of options awarded, the total number of performance-based (vs. non-performance based/time-vested) options, the nature of the performance criteria and the related vesting provisions.
Moreover, the Company believes that the distinction between general performance criteria and specific performance criteria is not necessarily a black line. In other words, the Company believes, that the distinction between a description of the general and specific performance criteria is a continuum and that the disclosure provided in our 2009 proxy statement should not be viewed as falling on the far end of the “general” side of the continuum. The Company believes it has provided an appropriate amount of specificity for each of the performance criteria. For example, it has disclosed in some cases that the performance criteria relates to new products introduced after September 30, 2008 (vs. products in general) and in other cases, the specific product line that the performance measure is based on (e.g., AXON and EVIDENCE.COM). While the Company acknowledges that it has not disclosed the specific dollar or volume levels of the performance criteria, it does not believe that its disclosure about the performance criteria was merely “general” in nature.
In summary, as requested by the Staff, the Company will disclose in future filings (on a historical basis) more detailed information about the dollar or volume level components of the performance criteria associated with our performance-based option awards, including the results actually achieved. But, the Company does not believe that detailed information about the performance criteria for periods not completed (i.e., where compensation has not been paid/vested) is material to investors. Rather, this information is significantly more relevant to investors when discussing or disclosing information about completed periods where the compensation was paid as a result of the achievement of the related performance criteria.
Options in Exchange for opting out of Cash Bonus Plan, page 17
5.	In future filings, please discuss the reason for giving employees the opportunity to opt out of the Cash Bonus Program in exchange for additional grants of stock options as well as the reasons for the particular amounts granted.
In August of 2008, the Company offered the opportunity for all of its employees eligible to receive cash bonuses, to opt out of receiving cash bonus for a two year period (from July 1, 2008 to June 30, 2010) in exchange for the additional grant of stock options. The opportunity to forego cash bonuses in lieu of stock options was intended to provide employees the opportunity to receive equity participation in the future growth of the Company by aligning the interests of Company employees to those of its stockholders and create an additional retention component to the compensation award. As disclosed in the section titled ‘Options in Exchange for Opting out of Cash Bonus Plan’ the amount of options granted for each employee was granted based upon a mathematical formula which was calculated by dividing the employee’s aggregate target bonus for the two year period (based on the respective employee’s current salary and target cash bonus percentage) by the FAS 123R fair value of one stock option calculated at the date of grant. For example, an employee earning $100,000 per annum with a targeted annual bonus of 10% would receive 8,000 stock options (($100,000*2*10%)/2.5)), assuming a Black Scholes Fair Value of $2.50 at grant date. TASER respectfully acknowledges the Staff’s comment and while it feels its disclosure was sufficient, in future filings we will include additional disclosures regarding the reasoning for offering stock options in lieu of cash bonuses as well as an example of how the amount of options granted was determined.
Form 10-Q for the Fiscal Period Ended September 30, 2009
Item 1. Consolidated Financial Statements, page 3
Note 9 — Commitments and Contingencies, page 14
Legal Proceedings — Product Liability, page 15
6.	In regard to your disclosures concerning the product liability litigation, you state that you “do not expect these to individually and in the aggregate, materially affect our business, results of operations or financial condition.” Please provide us with your assessment as to the probability (remote, reasonably possible, probable) of material losses related to these matters, as of the date of your response. Provide support for your conclusion.
As of the date of this letter, the Company has successfully defended itself in 100 lawsuits and has had only one adverse judgment, which is currently being appealed by the Company. The Company believes that its exemplary record in defending against product liability claims is supported by the considerable weight of scientific examination and extensive medical testing performed on its products.
On November 20, 2009, in the Company’s most recent successful defense, the Company was awarded summary judgment by the United States District Court for the Northern District of California, in the case of Rosa v. TASER International, et al. The Courts rulings in this case included significant findings such as statements that “California courts require that plaintiffs present evidence of ‘general recognition and prevailing best scientific and medical knowledge’ to meet the ‘known or knowable’ element of a strict liability claim.” In addition, the Court noted that the “evidence is insufficient as a matter of law to raise a triable issue as to ‘knowability’ of the risk,...[and] insufficient to create a triable issue as to whether TASER should have known of the risk.” The Court also noted that “TASER has developed a comprehensive warning system in which every ECD (Electronic Control Device) sold or distributed is accompanied by a training CD/DVD and operating manual to be used by TASER-certified instructors.” The Company believes that the favorable outcome and findings in this case will likely provide an even higher standard of proof on current and future plaintiffs bringing action against the Company.

Additionally, the Company maintains product liability insurance policies with coverage limits ranging from $5,000,000 to $10,000,000 and per incident deductibles ranging from $10,000 to $1,000,000. In the case of the single judgment against the Company, the jury awarded $153,150 in damages, $50,000 in costs and $1,423,127 in attorney fees, all of which were covered by the Company’s insurance policies. As such the Company believes it has sufficiently mitigated its risk and any exposure to material loss in the unlikely event of an unfavorable outcome in any currently outstanding or future product liability claim.
Based on the Company’s successful track record defending product liability claims, the extensive scientific and medical evidence surrounding the effectiveness and safety of the Company’s products, the extensive safety warnings provided by the Company and the fact the Company carries significant product liability insurance, the Company believes that the likelihood of material losses related to these matters is remote and does not expect that its existing outstanding cases individually or in the aggregate will materially impact its business, results of operations of financial condition.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Critical Accounting Estimates, page 28
Revenue Recognition, page 30
7.	In regard to the temporary trade-in program, please supplementally provide us with a more comprehensive description of how revenue will be recognized under the program. This description should include:
•	the reason you have deferred the related revenue;
•	how the $3.5 million revenue deferral was determined;
•	how your revenue recognition for the trade-in program relates to your typical revenue recognition policy;
•	how the fair value of the credit was/will be accounted for; and
•	the accounting literature you used to support this treatment.
On July 27, 2009, the Company announced the offering of a sales incentive program that will provide both existing and future X26 customers a limited opportunity to trade-in their X26 unit in exchange for an upgrade discount from the price of an X3. The size of the discount will be determined by the in-service age of the exchanged unit, starting at $776 for a month old unit (97% of original sales price of $800) and reduced by 3% for each month the unit has been in service until reaching a floor of $300. The trade-in discount offer is available until either the option is exercised by the customer, or the upgrade offer expires on December 31, 2009.

Under its existing revenue recognition policy, the Company has no general right of return for its law enforcement electronic control devices. The trade-in program is consistent with our policy since the trade-in discount is only available for customers placing an order to purchase a new X3 in exchange for the return of a previously purchased X26. The X3 has a significantly enhanced functionality over the X26 and will retail for $1,600 vs. $800 for an X26. In order to receive credit for the trade-in, the customer will have to return the unit it wishes to exchange to the Company for evaluation of age and condition. As such the customer will initially be billed for the full price of the X3 with the trade-in credit applied at a later date pending the return and evaluation of the X26 exchange unit.
The accounting for this program was considered as two types of transactions i) X26 units sold prior to the launch of the X3 and the announcement of the availability of the upgrade program and ii) X26 units sold with the trade-in sales incentive implicit as an element of the original sale transaction .
i) Units sold prior to availability of trade-in program
FASB Codification 605-50-25-3 (Formerly EITF 01-9, par 22) states that for a sales incentive offered voluntarily by a vendor and without charge to customers that can be used or that becomes exercisable by a customer as a result of a single exchange transaction, and that will not result in a loss on the sale of a product or service, a vendor should recognize the “cost” of the sales incentive at the later of the following:
a.	The date at which the related revenue is recognized by the vendor; or
b.	The date at which the sales incentive is offered (which would be the case when the sales incentive offer is made after the vendor has recognized revenue; for example, when a manufacturer issues coupons offering discounts on a product that it already has sold to retailers).
In the case of the trade-in discount offering by the Company, the offer was made voluntarily to the customer and becomes exercisable as the result of a single exchange transaction. In an instance where the Company will receive an identifiable benefit in exchange for the sales incentive and the fair value of the sales incentive exceeds the fair value of the identifiable benefit, the guidance noted above is applicable to that excess (only a likely scenario for more recent sales of the X26 which are upgraded to X3 whereby returned inventory would have an LCM value attached as, depending on the condition, the units may be refurbished and sold at a discounted price).
Based on the above, as the offering will be made in advance of realizing a sale, the “cost” of the sales incentive will be recognized by the Company at the later date of related revenue recognition.

ii) Units sold with a specified-price trade-in arrangement
Companies may sell a product with a trade-in right which allows the buyer to return the product for a partial credit towards the purchase of a new product. The accounting for such arrangements was originally addressed by EITF 00-24. EITF 00-24 only covers trade-in rights that are offered at a specified price at the time of delivery as a fixed amount at a specified point in time or as a specified percentage of the original equipment sales price during a specified period of time.
There were several accounting alternatives discussed by the EITF including a) the view that the trade-in right is a loss contingency similar to warranty and a liability should be recognized if a future loss from exercise of the trade-in right is probable, therefore no revenue from the sale of equipment should be allocated to the trade-in right; and b) the trade-in right is a separate deliverable that causes the initial exchange transaction for the sale of the underlying equipment to be a multiple element arrangement whereby the sales proceeds should be allocated to the equipment, the specified-price trade-in right, and to any other deliverables in the transaction.
The majority of EITF members agreed with approach a) that no revenue be allocated to the trade-in right if both i) the amount of credit that will be received upon exercise of the trade-in right is equal to or less than the fair value of the equipment at the trade in date and ii) the buyer is required to pay a significant incremental amount in addition to the trade-in credit for the new equipment. However, EITF 00-24 ultimately failed to reach a consensus on the appropriate approach and FIN 45 (Codification topic 460) subsequently nullified the majority view that revenue should not be allocated to the trade-in right. The EITF discontinued discussion on issues related to EITF 00-24, since a major project on revenue recognition was planned by the FASB.
EITF 00-24 ultimately determined that a specified-price trade-in right may qualify as a guarantee under FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, superseded by FASB Codification topic 460: Guarantees. Sub Topic 460-10-15 covers contracts that contingently require the guarantor to make payments (either in cash or in other assets, services or stock) to the guaranteed party. If the buyer exercises its trade-in right then the vendor would have to make a payment of nonfinancial assets in exchange for the original asset. However, Sub Topic 460-15-7f provides the following scope exception which suggests it excludes a specified-price trade-in arrangement from its scope:
A contract that provides for payments that constitute a vendor rebate (by the guarantor) based on the volume of purchases by the buyer (because the underlying relates to an asset of the seller, not the buyer who receives the rebates).
As our trade-in credit is contingent upon a future purchase of a new product by the buyer it does not appear to be within the scope of Sub Topic 460-10-15. Rather it appears the trade-in credit is a sales incentive only earned by our customer in the event they place an order to purchase an X3 at full price and return the unit they are replacing. In our case, the Company has agreed to make a payment (i.e., in the form of trade-in credit) to the customer, contingent upon the customer making the incremental purchase commitment to buy a new X3 and exercising its right to trade-in the original purchased product, which the Company will be able to sell as a refurbished unit.
Based on the theoretical understanding of existing accounting literature, the Company believes it was appropriate to attach some value to the trade-in right because from the customers perspective, there is a time and intrinsic value as customers who have already committed to make a purchase of a new X26 unit have some time to evaluate the X3 and make an upgrade decision with little financial penalty. From the Company’s perspective this offering will mitigate the potential of a temporary loss of sales relating to customers who were ready to purchase an X26 unit but that may have deferred that purchase decision in order to evaluate the new X3. From both the Company’s and customer’s perspective we determined that the trade-in credit should be valued as a separate deliverable in the transaction.
Given that there are multiple elements inherent in this transaction, (the X26, the trade-in right and the potential sale of the X3), the Company believes the best guidance is the concepts discussed in Codification topic 985-605-25 (Formerly SOP 97-2) for multiple element arrangements, (i.e. revenue should be allocated to the various deliverables based on their relative fair values and the portion of revenue allocated to a given deliverable should not be recognized until all criteria for revenue recognition are met).
Since the customer has to purchase a new X3 unit in order to exercise and benefit from the trade-in right, we believe it is appropriate to allocate the value of the trade-in right to the total proceeds of all elements of the arrangement. With the window of opportunity to take advantage of the trade-in offer for customers purchasing a new X26 unit limited to the time between the announcement of the offer on July 27, 2009 and its expiration on December 31, 2009, the average expected value of the trade-in for that period of time would be $728 ($800*91%, 3% discount reduction per month for 3 month average expected term). This represents approximately 30% of the $2,400 total value of the product deliverables ($1,600 for an X3 and $800 for the original X26 purchase). As such $243 or 30% of the purchase price of $800 for an X26 unit sold per unit sold was deferred as the trade-in value apportioned to the original X26 sale. As of September 30, 2009, the Company deferred approximately $3.5 million, which represents 30% of the sales value of approximately 14,200 eligible X26 units sold during the third quarter of 2009. The amount deferred will be recognized upon the earlier of the exercise of the trade-in offer by the customer or the expiration date of the offer, December 31, 2009.
As requested by the Staff, we acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings listed above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our responses, you may contact me at (480) 905-2002.
Sincerely,
/s/ Daniel M. Behrendt
Chief Financial Officer